

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

January 12, 2017

Fred Covely
Chief Executive Officer
Grey Cloak Tech, Inc.
10300 W. Charleston
Las Vegas, NV 89135

      **Re: Grey Cloak Tech, Inc.
           Preliminary Information Statement on Schedule 14C
           Response submitted January 4, 2017
           File No. 000-55572**

Dear Mr. Covely:

      We have reviewed the above-referenced response. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response. Where we refer to prior comments we are referring to our letter dated December 30, 2016.

      After reviewing your response to this comment, we may have additional comments.

<u>General</u>

1.   We note your response to prior comment 1; however, we are unable to concur with your assertion that the exemption contained in Exchange Act Rule 14a-2(b)(2) is applicable to this solicitation. In this regard, it appears that your officers and directors held the substantial majority of shares whose holders provided their written consent, and as such it appears that the solicitation was not "made otherwise than on behalf of the registrant." Please file a preliminary proxy statement on Schedule 14A or advise.

Please contact Ivan Griswold, Attorney-Adviser, at (202) 551-3853 or Gabriel Eckstein, Attorney-Adviser, at (202) 551-3286 with any questions. If you require further assistance, you may contact the undersigned at (202) 551-3453.

Sincerely,

/s/ Jan Woo

Jan Woo
Legal Branch Chief
Office of Information Technologies
and Services

cc: Parker Morrill, Esq.
       Clyde Snow